st.george

**St.George Bank Limited**
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

*Postal Address:*
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

RECEIVED
2004 SEP -8 P 12: 07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

04036736

25 August 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco

Dear Sir

**St.George Bank Limited: 12g3-2(b) Information - File No.82-3809**

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC"):

- St.George SAINTS Offer Closes
- St.George Launches Fixed Rate Bond Issue
- St.George Prices Fixed Rate Bond Issue
- Allotment of SAINTS
- Correction to Allotment of SAINTS Announcement

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
**General Counsel and Secretary**

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

**To:** **Companies Announcements**
**Australian Stock Exchange Limited**

| | |
|---|---|
| Company Name: | ST.GEORGE BANK LIMITED |
| ABN: | 92 055 513 070 |
| Pages (Includes this page): | 1 |
| Contact Officer: | Michael Bowan |
| Contact Telephone: | (02) 9236 1278 |
| Facsimile: | (02) 9236 1899 |
| Subject: | **ST.GEORGE SAINTS OFFER CLOSES** |
| Date Sent: | 6 August 2004 |

The offer by St.George Bank Limited (***St.George***) of Subordinated Adjustable Income Non-refundable Tier 1 Securities (***SAINTS***) closed at 5.00pm today and was oversubscribed.

St.George expects to announce the allocation policy and the Dividend Rate for the first Dividend Period on 13 August 2004.

St.George intends to allot SAINTS on 13 August 2004 with trading of SAINTS on ASX to commence on 16 August 2004 on a deferred settlement basis.

Since the lodgement of the SAINTS Prospectus, St.George has received a private binding ruling from the Australian Taxation Office that confirms that the SAINTS will be treated as equity interests for taxation purposes. Accordingly, any dividends paid on the SAINTS are frankable.

*Further information*

For further information regarding the SAINTS Offer, please call the **St.George InfoLine on 1800 804 457**.

Yours sincerely

Michael Bowan
**General Counsel and Secretary**

***news release***

9 August, 2004
RE020704

# ST.GEORGE LAUNCHES FIXED RATE BOND ISSUE

St.George Bank Limited announced today the launch of an A$300 million Fixed Rate Transferable Deposits ("FRTDs") issue. The FRTD's will mature on 15 August 2008, and with a coupon of 6.25% will be fungible with St.George's existing issue of A$200 million. Pricing is expected on Wednesday the 11th of August.

The issue will feature St.George Bank as Lead Manager with [UBS Ltd, SG Australia Ltd] and [Royal Bank of Canada] acting as Co-Managers. The issue of FRTDs consolidates St.George's strategy of maintaining a yield curve of large, liquid benchmark issues.

St.George is rated A by Standard & Poor's, A2 by Moody's Investors Service and A+ by Fitch Ratings.

Media contact: Jeff Sheehan,
Chief Manager, Capital Markets
Tel. (02) 9320 5510
or 0412 251 194 (mobile)

***news release***

st.george

12 August, 2004
RE020804

# ST.GEORGE PRICES FIXED RATE BOND ISSUE

St.George Bank Limited announced today the pricing of its A$300 million Fixed Rate Transferable Deposits ("FRTDs") issue. The issue was priced at 100.734 to yield 6.05%, a margin of 62 basis points over the 15 August 2008 Commonwealth Government bond. This is equivalent to 23 basis points over swap. The coupon is 6.25%. The FRTDs will mature on 15 August 2008 and are fungible with St.George's existing issue of A$200 million.

The issue features St.George Bank as Lead Manager with UBS Ltd, Société Générale Australia Branch and RBC Capital Markets acting as Co-Managers. The issue of FRTDs consolidates St.George's strategy of maintaining a yield curve of large, liquid benchmark issues.

St.George is rated A by Standard & Poor's, A2 by Moody's Investors Service and A+ by Fitch Ratings.

Media contact: Jeff Sheehan,
Chief Manager, Capital Markets
Tel. (02) 9320 5510
or 0412 251 194 (mobile)

st.george ™



**To: Companies Announcements**
**Australian Stock Exchange Limited**

| | |
|---|---|
| Company Name: | ST.GEORGE BANK LIMITED |
| ABN: | 92 055 513 070 |
| Pages (Includes this page): | |
| Contact Officer: | Michael Bowan |
| Contact Telephone: | (02) 9236 1278 |
| Facsimile: | (02) 9236 1899 |
| Subject: | **Allotment of SAINTS** |
| Date Sent: | 13 August 2004 |

## SAINTS Allotted

In accordance with the Prospectus dated 12 July 2004 for the offer by St.George Bank Limited (***St.George***) of Subordinated Adjustable Income Non-refundable Tier 1 Securities (***SAINTS***), 3.5 million SAINTS were allotted to successful applicants earlier today.

SAINTS will commence trading on a deferred settlement basis on 16 August 2004 and accordingly, please find attached a revised Appendix 3B "New Issue Announcement, Application for Quotation of Additional Securities and Agreement" in relation to the issue of SAINTS, which replaces the corresponding form lodged with ASX on 2 July 2004.

Details of St.George's allocation policy in respect of the SAINTS are set out in Annexure A.

Set out below is a list of the indicative Top 20 SAINTS holders and an indicative distribution schedule.

| | Top 20 Holders | Allocation Number | % of Total |
|---|---|---|---|
| 1 | JP MORGAN NOMINEES AUSTRALIA LIMITED<br>LOCKED BAG 7<br>ROYAL EXCHANGE NSW 1225 | 359,172 | 10.26 |
| 2 | WESTPAC CUSTODIAN NOMINEES LIMITED<br>50 PITT STREET<br>SYDNEY NSW 2000 | 270,532 | 7.72 |
| 3 | AMP LIFE LIMITED<br>PO BOX R209<br>ROYAL EXCHANGE NSW 1225 | 200,890 | 5.74 |
| 4 | NATIONAL NOMINEES LIMITED<br>GPO BOX 1406M<br>MELBOURNE VIC 3001 | 150,258 | 4.29 |
| 5 | COGENT NOMINEES PTY LIMITED<br><SMP ACCOUNTS><br>PO BOX R209<br>ROYAL EXCHANGE NSW 1225 | 129,110 | 3.69 |
| 6 | UBS PRIVATE CLIENTS AUSTRALIA<br>NOMINEES PTY LTD<br>GPO BOX 1257L<br>MELBOURNE VIC 3001 | 122,100 | 3.49 |
| 7 | EQUIPART NOMINEES PTY LTD<br>LEVEL 41<br>120 COLLINS STREET<br>MELBOURNE VIC 3000 | 80,000 | 2.29 |

| | | | |
|---|---|---|---|
| 8 | UBS NOMINEES PTY LTD<br><PRIME BROKING A/C><br>LEVEL 25<br>1 FARRER PLACE<br>GOVERNOR PHILLIP TOWER<br>SYDNEY NSW 2000 | 71,800 | 2.05 |
| 9 | RBC GLOBAL SERVICES AUSTRALIA<br>NOMINEES PTY LIMITED<br><BKCUST A/C><br>GPO BOX 5430<br>SYDNEY NSW 2000 | 53,600 | 1.53 |
| 10 | ECAPITAL NOMINEES PTY LIMITED<br><SETTLEMENT A/C><br>GPO BOX 3804<br>SYDNEY NSW 200 | 40,000 | 1.14 |
| 11 | RBC GLOBAL SERVICES AUSTRALIA<br>NOMINEES PTY LIMITED<br><JBENIP A/C><br>GPO BOX 5430<br>SYDNEY NSW 2001 | 40,000 | 1.14 |
| 12 | CAMBOOYA PTY LIMITED<br>GPO BOX 1551<br>SYDNEY NSW 2001 | 37,907 | 1.08 |
| 13 | CRYTON INVESTMENTS NO 9 PTY LTD<br><GARNER NUMBER 1 A/C><br>765 PACIFIC HIGHWAY<br>CHATSWOOD NSW 2067 | 31,050 | 0.89 |
| 14 | TOWER TRUST LIMITED<br>GPO BOX 546<br>ADELAIDE SA 5001 | 26,683 | 0.76 |
| 15 | RBC GLOBAL SERVICES AUSTRALIA<br>NOMINEES PTY LIMITED<br><PP A/C><br>GPO BOX 5430<br>SYDNEY NSW 2000 | 25,000 | 0.71 |
| 16 | AUSTRALIAN NATIONAL UNIVERSITY<br>ANU INVESTMENT OFFICE<br>BUILDING 10C<br>CANBERRA ACT 0200 | 20,000 | 0.57 |
| 17 | PERMANENT TRUSTEE AUSTRALIA LIMITED<br><KAP0001 A/C><br>GPO BOX 4270<br>SYDNEY NSW 2001 | 18,500 | 0.53 |
| 18 | PERMANENT TRUSTEE AUSTRALIA LIMITED<br><SMF0036 A/C><br>GPO BOX 4270<br>SYDNEY NSW 2001 | 18,000 | 0.51 |
| 19 | RBM NOMINEES PTY LIMITED<br>GPO BOX 7033<br>SYDNEY NSW 2001 | 18,000 | 0.51 |
| 20 | HASTINGS FUNDS MANAGEMENT LIMITED<br><AREF HASTINGS INCOME A/C<br>LEVEL 15<br>90 COLLINS STREET<br>MELBOURNE VIC 3000 | 15,000 | 0.43 |
| | *** REPORT TOTAL *** | 1,727,602 | 49.36 |
| | *** REMAINDER *** | 1,772,398 | 50.64 |
| | *** GRAND TOTAL *** | 3,500,000 | 100.00 |

## Range of Holders

| | 1 to 1000 | 1001 to 5000 | 5001 to 10000 | 10001 to 100000 | 100001 to (MAX) | TOTAL |
|---|---|---|---|---|---|---|
| SNT/SAINTS | | | | | | |
| Holders | | | | | | |
| Issuer | 3691 | 71 | 10 | 5 | | 3777 |
| Chess | 4045 | 119 | 15 | 16 | 6 | 4201 |
| Total | 7736 | 190 | 25 | 21 | 6 | 7978 |
| Units | | | | | | |
| Issuer | 415558 | 165770 | 84029 | 98907 | | 764264 |
| Chess | 651062 | 258502 | 110880 | 483230 | 1232062 | 2735736 |
| Total | 1066620 | 424272 | 194909 | 582137 | 1232062 | 3500000 |

TOTAL HOLDERS FOR CLASSES SELECTED 7978
TOTAL UNITS " " " 3500000

Yours sincerely

Michael Bowan
**General Counsel and Secretary**

## Annexure A

## Allocation Policy and Dividend Rate

The $300,000,000 offer of St.George SAINTS, which closed on 6 August 2004, was oversubscribed and, in accordance with the Prospectus, St.George has accepted a further $50,000,000 worth of subscriptions for SAINTS. St.George has, therefore, today allotted a total of 3,500,000 SAINTS with a total face value of $350,000,000.

As a result of the oversubscription above $50,000,000, valid applications received by the close of the offer were scaled back in accordance with the allocation policy set out below. Fractional allocations of SAINTS will be rounded up to the nearest whole number.

As outlined in the Prospectus, St.George ordinary shareholders and PRYMES holders will receive a priority allocation over general retail public applicants. Applications which were submitted other than in accordance with the Prospectus or which were accompanied by cheques which were subsequently dishonoured have not been accepted.

### *Ordinary Shareholder & PRYMES holder priority applicants*

St.George ordinary shareholders and PRYMES holders have been allocated the number of SAINTS as follows:

| If you applied for: | You will be allocated: |
|---|---|
| 50 SAINTS | 100% of application amount. |
| 51 to 100 SAINTS | 50 SAINTS ($5,000) plus 50% of your application amount over 50 SAINTS ($5,000). |
| 101 to 250 SAINTS | 75 SAINTS ($7,500) plus 33.333% of your application amount over 100 SAINTS ($10,000). |
| More than 250 SAINTS | 125 SAINTS ($25,100) plus 11% of your application amount over 250 SAINTS ($25,000). |

For example, a shareholder priority applicant who applied for 160 SAINTS ($16,000) would be allocated 75 SAINTS plus 20 SAINTS being 33.333% of their application over 100 SAINTS.

### *General public applicants*

Due to the level of applications under the shareholder priority offer, no SAINTS will be allotted to general public applicants.

### *Broker firm applicants*

Broker Firm applicants applying via a participating broker should contact their broker to confirm their allocation.

### *Holding statements and refund cheques*

It is intended that the dispatch of CHESS and issuer-sponsored holding statements, which set out the number of SAINTS issued to each successful applicant and any refund cheques for applications which

It is the responsibility of each applicant to confirm their allocation of SAINTS prior to trading in SAINTS. To assist you in determining your allocation of SAINTS prior to receipt of your holding statement, you may call your broker or the **St.George InfoLine on 1800 804 457** to seek information on your allocation. If you sell SAINTS before you receive your holding statement, you do so at your own risk (even if you obtained information on your allocation from the St.George InfoLine).

***Trading of SAINTS on ASX***

It is expected that SAINTS will commence trading on ASX on a deferred settlement basis on 16 August 2004, and will trade under the ASX code SGBPA. It is expected that normal settlement trading of SAINTS will commence on 19 August 2004.

***Dividend Rate***

As today's 90 day Bank Bill Swap Rate is 5.4367% per annum and as the Margin is 1.35% per annum, the Dividend Rate for the first Dividend Period is 4.7507% per annum. The first Dividend Period ends on 19 November 2004.

***Further information***

For further information regarding SAINTS allocation or otherwise, please call the **St.George InfoLine on 1800 804 457**.

If you received firm allocations from a Joint Lead Manager or other participating broker, contact that broker.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

St.George Bank Limited

ABN

92 055 513 070

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Non-cumulative, redeemable and convertible preference shares called SAINTS (Subordinated, Adjustable Income Non-refundable Tier 1 Securities). |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 3,500,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | SAINTS are non-cumulative, redeemable and convertible preference shares.<br><br>The face value is $100 per SAINTS and will be fully paid.<br><br>A preferred non-cumulative, floating rate Dividend will be payable at the Directors' sole discretion and is subject to a number of conditions. Dividends will be payable in arrears on 20 November, 20 February, 20 May and 20 August in each year that SAINTS are on issue, with the first Dividend payment date being on |

| | | |
|---|---|---|
| | | 20 November 2004.<br><br>SAINTS are perpetual securities and have no maturity. St.George may redeem, buy back, cancel SAINTS or convert them into ordinary shares on 20 November 2014, or any subsequent dividend payment date, or on the occurrence of certain tax or regulatory events, subject to prior approval by APRA.<br><br>The rate at which SAINTS convert into ordinary shares will be calculated by reference to the volume weighted average price of ordinary shares during the 20 business days immediately preceding the conversion date, less a discount of 2.5%, subject to a maximum conversion number which cannot exceed 400.<br><br>SAINTS do not carry a right to participate in issues of securities of St.George or to participate in any bonus issues, unless (and only to the extent) the Directors determine otherwise.<br><br>SAINTS do not carry a right to vote at general meetings of St.George, except in limited circumstances prescribed by the ASX Listing Rules. |
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | SAINTS rank equally among themselves and are subordinated to all depositors and creditors of St.George.<br><br>Until conversion, SAINTS rank in priority to ordinary shares for the payment of dividends.<br><br>SAINTS rank equally with PRYMES in respect of the payment of dividends.<br><br>SAINTS rank in priority to ordinary shares and equally with PRYMES and Depository Capital Securities in respect of a return of capital and the payment of dividends declared but unpaid upon a winding up of St.George. |

| | | |
|---|---|---|
| | | Upon conversion of SAINTS into ordinary shares, they will rank equally with all other ordinary shares then on issue. |
| 5 | Issue price or consideration | A$100 per SAINTS. |
| 6 | Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets) | The offer of SAINTS forms part of St.George's ongoing capital management program. The proceeds of the offer are intended to be used to maintain St.George's Tier 1 capital adequacy ratio and to support the ongoing growth of St.George's business. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 18 August 2004 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 513,779,990 | Ordinary shares |
| 3,000,000 | PRYMES |
| 3,500,000 | SAINTS |
| 10,547 | Redeemable preference borrower shares |
| 359,095 | Redeemable preference depositor shares |
| 2 | Perpetual Notes |

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| N/A | |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | A preferred non-cumulative, floating rate Dividend will be payable at the Directors' sole discretion and is subject to a number of conditions. Dividends will be payable in arrears on 20 November, 20 February, 20 May and 20 August in each year that SAINTS are on issue, with the first Dividend payment date being on 20 November 2004. |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |

| | | |
|---|---|---|
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

#### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 X If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 X If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date: 13 July 2004
Company secretary

Print name: Michael Bowan

+ See chapter 19 for defined terms.

To: **Companies Announcements**
**Australian Stock Exchange Limited**

| | |
|---|---|
| Company Name: | ST.GEORGE BANK LIMITED |
| ABN: | 92 055 513 070 |
| Pages (Includes this page): | 1 |
| Contact Officer: | Michael Bowan |
| Contact Telephone: | (02) 9236 1278 |
| Facsimile: | (02) 9236 1899 |
| Subject: | **Correction to Allotment of SAINTS Announcement** |
| Date Sent: | 13 August 2004 |

Annexure A of today's announcement by St.George Bank, Allocation Policy and Dividend Rate, contained a typographical error.

Where it stated:

| | |
|---|---|
| "More than 250 SAINTS | 125 SAINTS **($25,100)** plus 11% of your application amount over 250 SAINTS ($25,000)"; |

it should have stated:

| | |
|---|---|
| "More than 250 SAINTS | 125 SAINTS **($12,500)** plus 11% of your application amount over 250 SAINTS ($25,000)" |

Attached is a corrected copy of Annexure A of today's announcement.

Yours sincerely

Michael Bowan
**General Counsel and Secretary**

## Annexure A

## Allocation Policy and Dividend Rate

The $300,000,000 offer of St.George SAINTS, which closed on 6 August 2004, was oversubscribed and, in accordance with the Prospectus, St.George has accepted a further $50,000,000 worth of subscriptions for SAINTS. St.George has, therefore, today allotted a total of 3,500,000 SAINTS with a total face value of $350,000,000.

As a result of the oversubscription above $50,000,000, valid applications received by the close of the offer were scaled back in accordance with the allocation policy set out below. Fractional allocations of SAINTS will be rounded up to the nearest whole number.

As outlined in the Prospectus, St.George ordinary shareholders and PRYMES holders will receive a priority allocation over general retail public applicants. Applications which were submitted other than in accordance with the Prospectus or which were accompanied by cheques which were subsequently dishonoured have not been accepted.

***Ordinary Shareholder & PRYMES holder priority applicants***

St.George ordinary shareholders and PRYMES holders have been allocated the number of SAINTS as follows:

| If you applied for: | You will be allocated: |
|---|---|
| 50 SAINTS | 100% of application amount. |
| 51 to 100 SAINTS | 50 SAINTS ($5,000) plus 50% of your application amount over 50 SAINTS ($5,000). |
| 101 to 250 SAINTS | 75 SAINTS ($7,500) plus 33.333% of your application amount over 100 SAINTS ($10,000). |
| More than 250 SAINTS | 125 SAINTS ($12,500) plus 11% of your application amount over 250 SAINTS ($25,000). |

For example, a shareholder priority applicant who applied for 160 SAINTS ($16,000) would be allocated 75 SAINTS plus 20 SAINTS being 33.333% of their application over 100 SAINTS.

***General public applicants***

Due to the level of applications under the shareholder priority offer, no SAINTS will be allotted to general public applicants.

Broker firm applicants

Broker Firm applicants applying via a participating broker should contact their broker to confirm their allocation.

*Holding statements and refund cheques*

It is intended that the dispatch of CHESS and issuer-sponsored holding statements, which set out the number of SAINTS issued to each successful applicant and any refund cheques for applications which have not been accepted will be completed by 18 August 2004.

It is the responsibility of each applicant to confirm their allocation of SAINTS prior to trading in SAINTS. To assist you in determining your allocation of SAINTS prior to receipt of your holding statement, you may call your broker or the **St.George InfoLine on 1800 804 457** to seek information on your allocation. If you sell SAINTS before you receive your holding statement, you do so at your own risk (even if you obtained information on your allocation from the St.George InfoLine).

*Trading of SAINTS on ASX*

It is expected that SAINTS will commence trading on ASX on a deferred settlement basis on 16 August 2004, and will trade under the ASX code SGBPA. It is expected that normal settlement trading of SAINTS will commence on 19 August 2004.

*Dividend Rate*

As today's 90 day Bank Bill Swap Rate is 5.4367% per annum and as the Margin is 1.35% per annum, the Dividend Rate for the first Dividend Period is 4.7507% per annum. The first Dividend Period ends on 19 November 2004.

*Further information*

For further information regarding SAINTS allocation or otherwise, please call the **St.George InfoLine on 1800 804 457**.

If you received firm allocations from a Joint Lead Manager or other partic ipating broker, contact that broker.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | ST.GEORGE BANK LIMITED |
| **ABN** | 92 055 513 070 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Mr Frank J Conroy |
| **Date of last notice** | 8 July 2004 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct 8,081 shares (fully paid ordinary)<br>Indirect 6,497 shares (fully paid ordinary)<br>63 PRYMES<br>109 SAINTS |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Indirect Director of shareholder |
| **Date of change** | 13 August 2004 |
| **No. of securities held prior to change** | 14,578 shares (fully paid ordinary)<br>63 PRYMES |
| **Class** | SAINTS - Non-cumulative, redeemable and convertible preference shares (Subordinated, Adjustable Income Non-refundable Tier 1 Securities) |
| **Number acquired** | 109 SAINTS |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $10,900 |
| **No. of securities held after change** | 14,578 shares (fully paid ordinary)<br>63 PRYMES<br>109 SAINTS |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Securities issued as a result of participation in the new issue of SAINTS as per Prospectus dated 12 July 2004. |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | ST.GEORGE BANK LIMITED |
| **ABN** | 92 055 513 070 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Mr John S Curtis |
| **Date of last notice** | 3 December 2003 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct 13,471 shares (fully paid ordinary)<br>Indirect 4,695 shares (fully paid ordinary)<br>318 SAINTS |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Indirect Director of shareholder |
| **Date of change** | 13 August 2004 |
| **No. of securities held prior to change** | 18,166 shares (fully paid ordinary) |
| **Class** | SAINTS - Non-cumulative, redeemable and convertible preference shares (Subordinated, Adjustable Income Non-refundable Tier 1 Securities) |
| **Number acquired** | 318 SAINTS |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $31,800 |
| **No. of securities held after change** | 18,166 shares (fully paid ordinary)<br>318 SAINTS |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Securities acquired as a result of participation in the new issue of SAINTS as per Prospectus dated 12 July 2004. |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | ST.GEORGE BANK LIMITED |
| **ABN** | 92 055 513 070 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Mr Paul D R Isherwood |
| **Date of last notice** | 8 July 2004 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct 13,715 shares (fully paid ordinary)<br>11,572 shares (fully paid ordinary)*<br>263 SAINTS |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | * joint holding with spouse. |
| **Date of change** | 13 August 2004 |
| **No. of securities held prior to change** | 25,287 shares (fully paid ordinary) |
| **Class** | SAINTS - Non-cumulative, redeemable and convertible preference shares (Subordinated, Adjustable Income Non-Refundable Tier 1 Securities) |
| **Number acquired** | 263 SAINTS |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $26,300 |
| **No. of securities held after change** | 25,287 shares (fully paid ordinary)<br>263 SAINTS |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Securities acquired as a result of participation in the new issue of SAINTS as per Prospectus dated 12 July 2004. |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** ST.GEORGE BANK LIMITED ("St.George") | |
| **ABN** 92 055 513 070 | |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Mrs Gail Patricia Kelly |
| **Date of last notice** | 31 December 2003 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | 25,000 shares (fully paid ordinary)<br><br>1,000,000 options under the Executive Option Plan over the same number of unissued ordinary St.George shares, exercisable in three tranches yearly from 12 June 2004. Exercise price - $16.91 (plus premium representing the time value of money). Subject to performance hurdles.<br><br>208 SAINTS |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | N/A |
| **Date of change** | 13 August 2004 |
| **No. of securities held prior to change** | 25,000 shares (fully paid ordinary)<br>1,000,000 options under the Executive Option Plan |
| **Class** | SAINTS - Non-cumulative, redeemable and convertible preference shares (Subordinated, adjustable Income Non-refundable Tier 1 Securities) |
| **Number acquired** | 208 SAINTS |
| **Number disposed** | N/A |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $20,800 |
| **No. of securities held after change** | 25,000 shares (ordinary fully paid)<br><br>1,000,000 options under the Executive Option Plan over the same number of unissued ordinary St.George shares, exercisable in three tranches yearly from 12 June 2004. Exercise price - $16.91 (plus premium representing the time value of money). Subject to performance hurdles.<br><br>208 SAINTS |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Securities acquired as a result of participation in the new issue of SAINTS as per Prospectus dated 12 July 2004. |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.